January 25, 2008

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549-7010

Re:       Taylor Devices, Inc.
            Form S-4 filed December 7, 2007, as amended (File 333-147878)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "'Act), Taylor Devices, Inc. (the "'Company"') hereby requests that the effective date of the Company's Registration Statement on Form S-4 (as amended, the "'Registration Statement"') be accelerated so that the Company's Registration Statement will become effective at the close of business on January 25, 2008, or as soon thereafter as is practicable.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time.  Please feel free to call our counsel, Sandra O'Loughlin, Esq. at 716-566-1563 or Christopher Bonner, Esq. at 315-425-2708, should you have any questions in this regard.

Sincerely,

/s/Douglas P. Taylor
Douglas P. Taylor
President and Chief Executive Officer